                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)


                               ACTIVE POWER, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   00504W100
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                                (CUSIP Number)

                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [ X ]  Rule 13d-1(d)


                               Page 1 of 5 Pages

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CUSIP NO.   00504W100                   13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               SSM CORPORATION
               62-1171333
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                      TENNESSEE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER         3,271,224 (SEE ITEM 4)
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER             0
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER    3,271,224 (SEE ITEM 4)
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER         0

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,271,224
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 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                               (a)      [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   8.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)
                   CO
          ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP NO.   00504W100                   13G            PAGE   3   OF   5   PAGES
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Item 1(a).    Name of Issuer:                 Active Power, Inc.
Item 1(b).    Address of Issuer's             11525 Stonehollow Drive
              Principal Executive             Suite 110
              Offices:                        Austin, TX 78758


Item 2(a).    Name of Person Filing:          SSM Corporation
Item 2(b).    Address of Principal            845 Crossover Lane
              Business Office:                Suite 140
                                              Memphis, TN 38117

Item 2(c).    Organization/Citizenship:       Tennessee
Item 2(d).    Title of Class                  Common Stock, $.001 par value
              Of Securities:
Item 2(e).    CUSIP Number:                   00504W100
Item 3.       Inapplicable.
Item 4.       Ownership.                      See description and table below.


         SSM Corporation, a Tennessee corporation ("SSM"), indirectly beneficially owns the securities reported on herein through management provisions contained in several partnership agreements. Such provisions give the general partner full, exclusive and complete discretion in the management and control of the affairs of the partnership, including the power to invest in, receive, buy, sell, exchange, trade and otherwise deal in and with securities and other property of the partnership. Therefore, SSM may be deemed the beneficial owner of the securities covered by this Schedule 13G under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         SSM is the general partner of SSM I, L.P., which in turn is the general partner of SSM Venture Partners, L.P. ("LP1"), which owns of record 2,889,163 shares of the common stock, par value $.001 per share, of Active Power, Inc. (the "Common Stock"). SSM is also the general partner of SSM II, L.P., which in turn is the general partner of (i) SSM Venture Partners II, L.P., which owns of record 318,703 shares of Common Stock, and (ii) SSM Venture Associates, L.P., which owns of record 62,251 shares of Common Stock. SSM itself owns of record 1,107 shares of Common Stock. Therefore, in the aggregate, SSM beneficially owns 3,271,224 shares of Common Stock.

         SSM and each of the limited partnerships referred to above are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Exchange Act.

                          SHARES OF
                            COMMON                                                             SOLE            SHARED
                            STOCK          PERCENT           SOLE            SHARED           POWER            POWER
                         BENEFICIALLY        OF             VOTING           VOTING             TO              TO
     ENTITY                 OWNED         CLASS(1)          POWER            POWER            DISPOSE         DISPOSE
------------------     ---------------   ----------     -------------    --------------    -------------    ------------
SSM Corporation           3,271,224         8.4%          3,271,224             0            3,271,224            0

-------------------

(1)      Based on 38,808,844 shares of Common Stock outstanding as of October
         31, 2000.



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CUSIP NO.   00504W100                   13G            PAGE   4   OF   5   PAGES
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Item 5.       Ownership of Five Percent or Less of a Class.

              Inapplicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                       In accordance with the provisions of the partnership
              agreement, the limited partners of LP1 have the right to receive dividends from, as well as the proceeds from the sale of, the Common Stock, in proportion to their percentage ownership of LP1. LP1 owns of record more than 5% of the class of securities reported on herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Inapplicable

Item 8.       Identification and Classification of Members of the Group.

                       Inapplicable

Item 9.       Notice of Dissolution of Group.

                       Inapplicable

Item 10.      Certification.

                       Inapplicable


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CUSIP NO.   00504W100                   13G            PAGE   5   OF   5   PAGES
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  Dated:  February 15, 2001



                                  /s/    James D. Witherington
                                  ------------------------------------------
                                  Name:  James D. Witherington
                                  Title: President